# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Solidion Technology Inc., CIK 0001881551
CUSIP: 834212102
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 13355 NOEL ROAD, SUITE 1100, DALLAS, Texas (TX), 75240
Date of event which requires filing of this statement: 06/04/2026
Filed by CIK 0002092332
Persons authorized to receive notices and communications: Henry Ikezi, 2 Penn Plaza 31st Floor, New York, New York (NY), 10121, (347) 898-1819

## Reporting persons
- Ikezi Henry (CIK 0002092332): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); shared voting power 3,293,276; shared dispositive power 3,293,276; aggregate amount beneficially owned 3,293,276 (41.4% of the class)
  Comment: Row 13: This calculation is based on 7,745,683 shares of Common Stock outstanding as reported by the Issuer in its preliminary registration statement on Form S-1 (File No. 333-293402) as filed with the SEC on April 17, 2026, plus 214,037 shares of Common Stock issued upon exercise or conversion of the Residual Warrants, for an assumed total of 7,959,720 shares outstanding.
- Bayside Project LLC (CIK 0002092800): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); shared voting power 511,310; shared dispositive power 511,310; aggregate amount beneficially owned 511,310 (6.4% of the class)
  Comment: Row 13: This calculation is based on 7,745,683 shares of Common Stock outstanding as reported by the Issuer in its preliminary registration statement on Form S-1 (File No. 333-293402) as filed with the SEC on April 17, 2026, plus 214,037 shares of Common Stock issued upon exercise or conversion of the Residual Warrants, for an assumed total of 7,959,720 shares outstanding.
- Madison Bond LLC (CIK 0002092793): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); shared voting power 2,544,329; shared dispositive power 2,544,329; aggregate amount beneficially owned 2,544,329 (32% of the class)
  Comment: Row 13: This calculation is based on 7,745,683 shares of Common Stock outstanding as reported by the Issuer in its preliminary registration statement on Form S-1 (File No. 333-293402) as filed with the SEC on April 17, 2026, plus 214,037 shares of Common Stock issued upon exercise or conversion of the 246,664 Series A warrants exercisable for 214,037 shares of Common Stock (the Residual Warrants), for an assumed total of 7,959,720 shares outstanding.
- FUN Investment Homes LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); shared voting power 237,637; shared dispositive power 237,637; aggregate amount beneficially owned 237,637 (3% of the class)
  Comment: Row 13: This calculation is based on 7,745,683 shares of Common Stock outstanding as reported by the Issuer in its preliminary registration statement on Form S-1 (File No. 333-293402) as filed with the SEC on April 17, 2026, plus 214,037 shares of Common Stock issued upon exercise or conversion of the Residual Warrants, for an assumed total of 7,959,720 shares outstanding.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: Solidion Technology Inc.
Address of issuer's principal executive offices: 13355 NOEL ROAD, SUITE 1100, DALLAS, Texas (TX), 75240

## Item 2. Identity and Background
Name of person filing: This statement is being filed by (i) Madison Bond LLC (Madison); (ii) Bayside Project LLC (Bayside); (iii) FUN Investment Homes LLC (FUN); and (iv) Henry Ikezi (Mr. Ikezi and, together with Madison, Bayside and FUN, the Reporting Persons), as an individual and as the direct or indirect owner and/or manager of each of Madison, Bayside and FUN.
Residence or business address: 2 Penn Plaza 31st Floor, New York, NY 10121
Present principal occupation or employment: Madison, FUN and Bayside are holding companies for various investments. Mr. Ikezi is a real estate developer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Madison is a Nevada limited liability company. Bayside is a New York limited liability company. FUN is a Nevada limited liability company. Mr. Ikezi is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On February 2, 2024, FUN acquired the Residual Warrants as a PIPE investor in connection with the closing of the Issuer's deSPAC business combination.

On October 8, 2025 (the Effective Date), Madison and Bayside (together, the Purchasers) announced the purchase of all of the outstanding Series C and Series D Warrants (together, the Warrants) previously issued by the Issuer pursuant to the Securities Purchase Agreement, dated as of August 30, 2024 (the Original Purchase Agreement). Thereafter, the Company determined to invoke certain provisions in the Warrants and the Original Purchase Agreement in order to convert (the Conversion) all remaining unexercised portions of the Series C and Series D Warrants into shares of the Common Stock, at a ratio of 1 to 1, such that each outstanding Series C and Series D warrant was converted into one share of the Common Stock. The Purchasers received 3,447,957 shares (the Conversion Shares) of the Common Stock in the Conversion and the Company cancelled all outstanding Series C and Series D Warrants.

On March 19, 2026, in connection with the Issuer's audit process, the Reporting Persons became aware that FUN, an entity wholly owned and controlled by Mr. Ikezi, held the Residual Warrants. Following the audit process, the Reporting Persons determined that the Residual Warrants had not previously been reflected in the Reporting Persons' Schedule 13D. The omission was inadvertent, and the Reporting Persons are filing this Amendment to disclose the Residual Warrants, the exercise of the Residual Warrants and the related transactions described herein. On June 5, 2026, FUN exercised and converted the Residual Warrants into 214,037 shares of Common Stock (the Warrant Shares).

## Item 4. Purpose of Transaction
Purpose of transaction:
The responses of the Reporting Persons to Items 3 and 6 hereof are incorporated herein by reference. The shares are held for investment purposes.

On June 3, 2026, Bayside purchased 1,000 shares of Common Stock at a price of $4.85 per share.

On June 4, 2026, Bayside purchased an aggregate of 23,000 shares of Common Stock at a weighted average price of $24.6576 per share.

On June 4, 2026, Bayside sold 188,951 shares of Common Stock in open market transactions pursuant to the Company's Registration Statement at a weighted average price of $23.4305 per share. On June 5, 2026, Bayside sold 13,500 shares of Common Stock in open market transactions pursuant to the Company's Registration Statement at a weighted average price of $44.8878 per share. These sales were carried out in order to meet general liquidity needs of the Reporting Persons.

On June 5, 2026, Madison transferred 214,037 shares of Common Stock to FUN in an internal transfer among entities controlled by Mr. Ikezi. The transfer did not change Mr. Ikezi's aggregate beneficial ownership of Common Stock. On the same date, FUN purchased 2,000 shares of Common Stock at a weighted average price of $35.9950 per share and sold 192,437 shares of Common Stock in open market transactions pursuant to the Company's Registration Statement at a weighted average price of $37.3066 per share. Following the transactions described above, FUN beneficially owned 237,637 shares of Common Stock.

On June 7, 2026, Mr. Ikezi entered into a lock-up letter agreement with the Issuer in connection with the Issuer's proposed offering under the Securities Purchase Agreement dated June 7, 2026 and related Placement Agency Agreement with Titan Partners Group LLC, a division of American Capital Partners, LLC. Pursuant to the lock-up letter agreement, Mr. Ikezi agreed, subject to the exceptions set forth therein, not to sell, pledge, transfer or otherwise dispose of shares of Common Stock or securities convertible, exchangeable or exercisable into Common Stock until forty-five (45) days after the registration statement contemplated by the Securities Purchase Agreement is declared effective by the SEC.

Any further actions the Reporting Person might undertake will be dependent upon the Reporting Person's evaluation of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Company's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor's need for liquidity, and other future developments.

From time to time, the Reporting Person may engage in discussions with the Board and/or members of the Company's management team concerning, including, without limitation, potential business opportunities and strategic direction, the business, operations, capital structure, governance, management and other matters concerning the Company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D, as of the date hereof are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: Other than the acquisitions, dispositions, transfers and conversions into shares as reported herein, none of the Reporting Persons has effected any transactions in the shares of Common Stock of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of any of the shares of Common Stock reported in Item 5(a).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described in this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Lock-Up Agreement, dated June 7, 2026, by and between the Issuer and the applicable Reporting Persons.

## Signatures
- Ikezi Henry: /s/ Henry Ikezi, Henry Ikezi (06/11/2026)
- Bayside Project LLC: /s/ Henry Ikezi, Henry Ikezi/Manager (06/11/2026)
- Madison Bond LLC: /s/ Henry Ikezi, Henry Ikezi/Manager of FUN Investment Homes, LLC, Manager of Madison Bond LLC (06/11/2026)
- FUN Investment Homes LLC: /s/ Henry Ikezi, Henry Ikezi/Manager (06/11/2026)